PMU News Release #05-10
TSX, AMEX Symbol PMU
July 14, 2005

PACIFIC RIM ANNOUNCES 2005 YEAR-END RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the twelve months ended April 30, 2005. Complete financial statements will be included in the Company’s 2005 Annual Report to be mailed to shareholders in early August 2005. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue generating gold exploration company with operational and exploration activities in North, Central and South America, that is environmentally and socially responsible. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada to advance its exploration projects, primarily the El Dorado gold project in El Salvador. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer. The Company’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Year ended April 30, 2005 (“fiscal 2005” or “Y/E2005”)	Year ended April 30, 2004 (“fiscal 2004” or “Y/E2004”)	Year ended April 30, 2003 (“fiscal 2003” or “Y/E2003”)
Revenue	$11,868	$12,140	$12,509
Operating Costs	$8,963	$12,193	$8,999
Exploration expenditures	$6,424	$5,164	$3,346
Net (loss) before unusual item	$(4,899)	$(7,307)	$(3,308)
Net (loss) for the period	$(4,634)	$(6,859)	$(2,800)
Per share (basic and diluted)	$(0.06)	$(0.09)	$(0.04)
Cash Flow (used) for operating activities	$(1,718)	$(1,107)	$(4,044)
Net increase (decrease) in cash	$(669)	$356	$(1,457)
Cash at end of period	$794	$1,463	$1,107
Total assets	$8,618	$14,033	$21,447
Total liabilities	$3,079	$4,415	$6,487
Working Capital	$(135)	$3,033	$7,633
Common shares outstanding (average)	80,514,168	79,145,935	78,449,743
Fully diluted shares (average)	86,636,068	84,161,115	85,077,223

Fiscal 2005 Technical and Corporate Developments

El Dorado Project Pre-feasibility Study
In January 2005 Pacific Rim released the results of a positive pre-feasibility study for the Minita deposit on the El Dorado project. This study considers all aspects of a proposed operation at the Minita deposit on the El Dorado project, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offers an economic evaluation of the Minita reserves. It also successfully converted Minita’s 585,000 ounce measured and indicated gold resource into a proven and probable reserve of 490,000 ounces of gold. Complete details of the Minita pre-feasibility study were presented in Pacific Rim’s news release #05-01 dated January 27, 2005. Highlights include:

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  Operating costs (including direct mining costs, mill processing and general and administrative costs and excluding royalties and refining charges) averaging $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.
  A proven and probable reserve of approximately 490,000 ounces of gold and 3.1 million ounces of silver at a cut-off grade of 5 g/t gold.
  Average annual gold equivalent production over a projected 6.2-year mine life of 80,497 ounces; including 87,346 and 98,576 gold equivalent ounces* in the first two years of production respectively.
  Total capital costs of $66.9 million comprised of $47.9 million pre-production capital and $19.0 million on- going capital.
  $43.6 million in cash flow over the life of the mine with a payback period of 3.5 years (based on a gold price of $400 per ounce and a silver price of $6.00 per ounce).
  Projected pre-tax Internal Rate of Return (“IRR”) of 18.1% based on a gold price of $400 per ounce and a silver price of $6.00 per ounce.

(*Gold equivalent ounces based on $400 per gold ounce and $6.00 per silver ounce)

Mineral resource and reserve estimates presented in this document have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). None of the resource or reserve estimates contained in this discussion would be permitted in reports of U.S. Companies filed with the SEC.

New Discoveries on El Dorado Project
In early fiscal 2005 Pacific Rim discovered two new gold zones on the El Dorado project; South Minita and Nance Dulce. South Minita is located immediately south of the Minita deposit, the subject of the Company’s 2005 pre-feasibility study, and Nance Dulce is located roughly 3 kilometers to the south of Minita. Pacific Rim commenced delineation drilling of South Minita in November 2004, with 41 holes drilled on the target during fiscal 2005. Drill results from South Minita to date suggest that the gold zone could be comparable in width and gold grade to the Minita deposit. The Company anticipates conducting a resource estimate for this gold zone in the second quarter of fiscal 2006 and commissioning an amended economic evaluation of the El Dorado project, based on the Minita pre-feasibility results with the addition of the South Minita resource, in the third quarter of fiscal 2006.

Landfill Agreement
In October 2004 Pacific Rim and its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company (“Kennecott”) signed a Property Purchase and Sale Agreement with a private Nevada consortium proposing to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for $1.5 million and future tipping fees. The agreement is expected to close by October 31, 2006, subject to: the successful purchase by the Denton-Rawhide joint venture partners of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by the purchaser; and, the approval by the State of Nevada granting the purchaser permission to use the site for municipal waste. Pacific Rim estimates the tipping fees from this agreement, if completed, will provide over $103 million in cash to the Company over the 40+ year term of the agreement.

Andacollo Monetization
Pacific Rim’s efforts to monetize its Andacollo asset, a residual heap leach operation in Chile, were unsuccessful during fiscal 2005, with two proposed transactions unable to close. Subsequent to the fiscal year end, Pacific Rim accepted an offer from Trend Mining Company to purchase the Andacollo assets for US $5.4 million, with the settlement and execution of a definitive agreement expected no later than August 20, 2005.

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Results of Operations
For the fiscal year ended April 30, 2005, Pacific Rim recorded a loss of $4.6 million or $0.06 per share, compared to a loss of $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004 and $2.8 million or $0.04 per share for the fiscal year ended April 30, 2003. The decrease in loss for Y/E2005, despite higher exploration and general and administrative expenditures compared to the previous two periods, is primarily due to substantially decreased mine operating costs as a result of the cessation of mining at the Company’s Denton-Rawhide residual leach gold operation. The Company received $0.2 million in fees related to the termination of Andacollo sale agreements in fiscal 2005, as well as $0.1 million in creditor repayments (compared to $0.5 million in each of fiscal 2004 and fiscal 2003) from CMD related to residual leach activities at the Andacollo operation.

Revenue
Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $11.9 million in fiscal 2005, compared to $12.1 million in fiscal 2004 and $12.5 million in fiscal 2003. Revenue for 2005 was lower than the previous two periods, despite improvements in the realized gold price ($412 per ounce for Y/E2005 compared to $385 per ounce for Y/E2004 and $321 per ounce for Y/E2003), due to a decrease in precious metal production during fiscal 2005 (22,056 ounces of gold in fiscal 2005 compared to 29,687 ounces of gold in fiscal 2004 and 35,731 ounces of gold in fiscal 2003).

Mine operating expenses were $9.8 million in fiscal 2005, compared to $13.5 million in fiscal 2004 and $13.4 million in fiscal 2003. The sharp decrease is a result of a decrease in direct mine operating costs for fiscal 2005 ($9.0 million for Y/E2005 compared to $12.2 million for Y/E2004 and $9.0 million for Y/E2003) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs ($0.9 million for Y/E2005 compared to $1.3 million for Y/E2004 and $3.1 million for Y/E2003) as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. In addition, a $1.3 million write-down in Denton-Rawhide’s carrying value in fiscal 2003, for which there is no comparable item in fiscal 2004 or fiscal 2005, negatively impacted the cost of sales for fiscal 2003. As a result, there was a $2.0 million mine operating income in fiscal 2005, compared to a loss of $1.3 million in fiscal 2004 and a loss of $0.8 million in fiscal 2003.

Expenses
Net non-operating expenses increased during fiscal 2005 to $6.9 million, compared to $6.0 million for fiscal 2004 and $2.5 million for fiscal 2003. The current year’s expenses reflect higher exploration expenditures ($6.4 million for Y/E2005 compared to $5.2 million for Y/E2004 and $3.3 million for Y/E2003) related primarily to on-going drilling costs and expenses related to the Minita pre-feasibility study on the El Dorado gold project, as well as drilling costs on the La Calera gold project and new project generation. General and administrative expenses increased from $0.9 million for Y/E2003 and $1.2 million for Y/E2004 to $1.6 million for Y/E2005, reflecting an increase in regulatory and legal costs associated with recently introduced United States and Canadian reporting and regulatory requirements. General and administrative expenses were also impacted by a $0.4 million stock-based compensation expense during fiscal 2005 (compared to $0.3 million for fiscal 2004 and nil for fiscal 2003) in compliance with generally accepted accounting standards that the Company adopted in fiscal 2004. The Company realized a gain on the sale of Rawhide property, plant and equipment of $0.8 million during fiscal 2005 (compared to $0.3 for fiscal 2004 and nil for fiscal 2003). Lastly, the Company realized a gain on the sale of mineral properties of $0.9 million in fiscal 2003, and a gain on the sale of marketable securities of $1.0 million in fiscal 2003, for which there are no comparable items in fiscal 2004 or fiscal 2005.

Liquidity and Capital Resources

Cash
During fiscal 2005 Pacific Rim’s cash and cash equivalents decreased by $0.7 million, from $1.5 million at April 30, 2004 to $0.8 million at April 30, 2005. This reflects net cash flow totaling $7.7 million ($7.3 million from #410 – 625 Howe Street, Vancouver, BC V6C 2T6

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Denton Rawhide ($6.5 million from operations plus $0.8 million from the disposition of property, plant and equipment), $0.1 million from CMD creditor repayments, $0.2 million from the termination of Andacollo sale agreements, and $0.1 million in proceeds from the exercise of stock options), offset by cash outlays totaling $8.4 million ($6.4 million in direct exploration expenditures, $1.2 million in direct general and administrative expenses, and $0.8 million in loan repayments).

Working Capital
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $0.8 million at April 30, 2005. The bulk of this decrease is the reduction in bullion in process, which decreased from $1.3 million at the end of fiscal 2004 to $0.02 million at the end of fiscal 2005. Inventories, comprised mainly of gold-in-process production costs, were substantially reduced, to $0.3 million at April 30, 2005, from $2.7 million at April 30, 2004, as gold was recovered from the heap leach pile over the course of the year and the accounting inventory of gold in process in the heap leach pile was drawn down to nil. Supplies inventories were reduced to nil during the 2005 fiscal year. At April 30, 2005, the book value of Pacific Rim’s total assets stood at $8.6 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in cash and cash equivalents, bullion heap leach inventories and the net carrying value of property, plant and equipment.

At year-end 2005, Pacific Rim had current liabilities of $1.3 million, compared to $2.8 million at year-end 2004. April 30, 2005 current liabilities include $1.2 million in accounts payable, compared to $1.8 million at April 30, 2004. In addition, a short-term loan was repaid to Kinross Gold Corporation on December 31, 2004 that was related to the Company’s purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no short- or long-term debt.

A $0.7 million reduction in cash, $1.3 million reduction in bullion, and $2.6 million reduction in current inventories, offset in part by a $1.5 million decrease in current liabilities, were the main contributors to the $3.1 million reduction in working capital, from $3.0 million at the end of fiscal 2004, to $(0.1) million at the end of fiscal 2005. Exploration expenditures increased during fiscal 2005 due to Minita pre-feasibility activities, which are now completed, and increased drilling activity. The Company’s El Dorado exploration plans for fiscal 2006 call for continuation of the on-going drill program and commissioning of a South Minita resource estimate and an amended economic analysis of the El Dorado project. Exploration expenditures for fiscal 2006 are anticipated to be approximately the same as fiscal 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Although the Company’s working capital at the end of fiscal 2005 is negative, Pacific Rim anticipates having sufficient cash flow during the first half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. If the Company decides to commence development activities at El Dorado during the coming fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Production
Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2005 was 22,056 ounces of gold and 212,705 ounces of silver at a total cash production cost of $329 per ounce of gold produced. A portion of this production includes non-cash heap leach inventory drawdown costs. Actual cash expended per ounce of gold produced in fiscal 2005 was $219 per ounce. During fiscal 2004 and fiscal 2003, Pacific Rim’s share of production

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was 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $116 per ounce), and 35,731 ounces of gold and 302,383 ounces of silver at total cash production costs of $209 per ounce (actual cash cost of $268 per ounce), respectively. Gold prices improved during fiscal 2005, from $388.50 per ounce at May 3, 2004 (the first trading day in fiscal 2005) to $437.70 per ounce at April 29, 2005 (the last trading day in fiscal 2005), reaching a 16-year high of $455.75 per ounce on December 4, 2004.

Fiscal 2005 production from Denton-Rawhide was approximately 26% lower than in fiscal 2004. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators began re-contouring the pile, which is expected, when finalized, to result in a short-term improvement in production. Production is anticipated to continue through the coming fiscal year, although recoveries are expected to decline further as the residual leaching process continues.

Outlook
Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase. The Company anticipates supplementing its cash flow with proceeds from the sale of its Andacollo project, which are expected to total $3.0 million during the coming fiscal year.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to conclude definition drilling of the South Minita gold zone in the first half of fiscal 2006, at which time a resource estimate for South Minita will be commissioned. Based on the results of the South Minita resource estimate, a scoping study-level economic analysis will be undertaken, tying into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in the combined study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. During fiscal 2006 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as conduct early stage exploration work on its newly acquired gold projects in Central and South America.

National Instrument 43-101 Disclosure
Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the October 2003 El Dorado project resource estimate, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in NI 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR (www.sedar.com).

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated #410 – 625 Howe Street, Vancouver, BC V6C 2T6

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January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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